FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.

Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

TRADING SYMBOL: TSX:AGI NYSE:AGI

WEBSITE: www.alamosgold.com

Alamos Gold Provides Notice of First Quarter 2016 Results and Conference Call, Annual Meeting of Shareholders and Completion of Annual Filings

Toronto, Ontario (April 4, 2016) – **Alamos Gold Inc.** (**TSX: AGI; NYSE:AGI**) ("Alamos" or the "Company") plans to release its first quarter 2016 financial results before the start of trading on Thursday, May 12, 2016. Senior management will host a conference call at 12:00 pm ET on that day to discuss the results. The Company will hold its 2016 Annual Meeting of Shareholders (the "Annual Meeting") on Friday, May 13, 2016.

The Company also announced that it has filed its 2015 annual report on Form 40-F, including its audited financial statements for the year ended December 31, 2015, with the SEC on EDGAR as well as the Canadian securities authorities on SEDAR. These documents are also available at www.alamosgold.com and a hard copy will be provided to shareholders free-of-charge upon request.

Notice of First Quarter 2016 Results and Conference Call

The Company's senior management will host a conference call on Thursday, May 12, 2016 at 12:00 pm ET. During the call, management will provide an update on operating, exploration, and development activities.

Participants may join the conference call by dialling (416) 340-2216 or (866) 225-0198 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until May 26, 2016 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 4016523. The webcast will be archived at www.alamosgold.com.

Notice of Annual Meeting of Shareholders

The Company will hold its Annual Meeting on Friday, May 13, 2016 beginning at 10:00 am ET at the TMX Gallery, 130 King Street West, Toronto, Ontario. Senior management will provide a general corporate update followed by an informal question-and-answer session. The record date for determining the holders of the Company's common shares who are entitled to notice of, and to vote at, the Annual Meeting is March 30, 2016.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally,

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 2 | ALAMOS GOLD INC the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”. FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 Cautionary Note The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.